UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 26, 2004

Act	34
Section	17
Rule	17a-5
Public Availability	4-9-04

Mr. Gregory L. Florio
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Florio:

We have received your letter, dated March 22, 2004, in which you request on behalf of Skandia Securities Americas, Inc. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on October 15, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on October 15, 2003, and the securities business done by the firm in 2003 has been extremely limited and did not generate any income for the firm, you have requested an exemption from filing an audited annual report for the year-ended December 31, 2003. You have also informed me that the firm has requested and received a one month extension from the NASD.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from October 15, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL
(212) 574-1411

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

March 22, 2004

By Facsimile & FedEx

Tom McGowan
Assistant Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549-1001

Re: Skandia Securities Americas, Inc. (the "Firm")
CRD No. 126822
Rule 17a-5(d) Waiver Request

Dear Mr. McGowan:

Pursuant to certain telephone conversations that we have had with you and David Hwa of your office, and on behalf of the Firm, we hereby respectfully request a waiver from the Firm's requirement to file annual audit financial statements (the "Audited Statements") under Subsection (d) of Rule 17a-5 under the Securities Exchange Act of 1934 (the "34 Act") for the fiscal year ending December 31, 2003. We provide the following information in support of such request:

1. The Firm is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the 34 Act and is a member of the National Association of Securities Dealers, Inc. (the "NASD");

2. Pursuant to certain communications with Jon D'Angelo of the NASD's Boston District Office and certain employees of the NASD's Member Regulation Programs/Systems Support in Washington, D.C., unless the Firm is granted a waiver form such requirement pursuant to this request, the Firm will be required to file the Audited Statements with the SEC and NASD on or before April 6, 2004;

3. The Firm's registration with the SEC and membership in the NASD was granted on October 15, 2003;

4. The Firm's securities business is limited to marketing shares of one offshore issuer, Skandia Global Funds plc (the "Issuer"), to other broker-

dealers in the United States and abroad. The Issuer's shares are bought and sold directly between such other broker-dealers and the Issuer. Therefor, the Firm has never held funds or securities for, or owed money or securities to, customers. Accordingly, the Firm operates pursuant to Rule 15c3-3(k)(2)(i) under the 34 Act as required by Item B(2) of its Membership Agreement with the NASD, a copy of which is attached hereto;

5. The amount of such securities business conducted by the Firm between the NASD approval date, October 15, 2003, and December 31, 2003 was extremely limited and did not generate any income for the Firm.

6. If the waiver request contained herein is granted, the Firm will file its first financial reports under Subsection (d) of Rule 17a-5 with the SEC and NASD for fiscal year 2004 by March 1, 2005. Such reports will cover the Firm's first 15 months of operations, including all Firm activity conducted between the NASD approval date, October 15, 2003, and December 31, 2004.

If you have any questions regarding the foregoing, or require additional information, please contact the undersigned at (212) 574-1411.

Very truly yours,

Gregory L. Florio

:GLF
cc: John Marcum

21728.0001 #472366